UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number 000-28996

ELBIT IMAGING LTD.
  (Translation of Registrant’s Name into English)

5 KINNERET STREET, BNEI BRAK, ISRAEL
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO ELBIT IMAGING LTD.’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-172122) AND REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENTS NOS. 333-117509, 333-130852, 333-136684 AND 333-152820), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of Elbit consists of the following document, which is attached hereto and incorporated by reference herein:

99.1.
Press Release: ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC ANNOUNCES BCBS NORTH CAROLINA AND HORIZON BCBS OF NEW JERSEY PUBLISHED POSITIVE COVERAGE OF MRGFUS TREATMENTS FOR PAIN PALLIATION OF BONE CANCER METASTASES

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2015	ELBIT IMAGING LTD. (Registrant) By: /s/ Ron Hadassi —————————————— Ron Hadassi Chairman of the Board of Directors

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1.
Press Release: ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC ANNOUNCES BCBS NORTH CAROLINA AND HORIZON BCBS OF NEW JERSEY PUBLISHED POSITIVE COVERAGE OF MRGFUS TREATMENTS FOR PAIN PALLIATION OF BONE CANCER METASTASES